Exhibit 99.1

Castor Maritime Inc. reports $20.0 Million Net income for the Three Months Ended March 31, 2022.

Limassol, Cyprus, May 9, 2022 – Castor Maritime Inc. (NASDAQ: CTRM) (“Castor” or the “Company”), a diversified global shipping company, today announced its results for the three months ended March 31, 2022.

Highlights of the First Quarter Ended March 31, 2022:

■	Revenues, net: $54.6 million for the three months ended March 31, 2022, as compared to $7.0 million for the three months ended March 31, 2021;

■	Net income: $20.0 million for the three months ended March 31, 2022, as compared to $1.1 million for the three months ended March 31, 2021;

■	Earnings per common share(1): $0.21 earnings per share for the three months ended March 31, 2022, as compared to earnings per share of $0.02 for the three months ended March 31, 2021;

■	EBITDA(2): $27.9 million for the three months ended March 31, 2022, as compared to $2.6 million for the three months ended March 31, 2021; and

■	Cash and restricted cash of $84.0 million as of March 31, 2022, as compared to $43.4 million as of December 31, 2021.

(1)          All comparative share and per share amounts disclosed throughout this press release and in the financial information presented in Appendix B have been retroactively updated to reflect the one-for-ten (1-for-10) reverse stock split effected on May 28, 2021.

(2)          EBITDA is not a recognized measure under United States generally accepted accounting principles (“U.S. GAAP”). Please refer to Appendix B for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Management Commentary:

Mr. Petros Panagiotidis, Chief Executive Officer of Castor commented:

“In the first quarter of 2022 we enjoyed for the first time the full contribution to quarterly earnings of all the vessels acquired during 2021. In addition, we benefited from a robust dry bulk market as well as from the recovery in the charter rates of our Aframax/LR2 vessels, resulting in our best quarter to date, with Net income of $20 million and strong operating cash flows. Our balance sheet is strong with a healthy liquidity position and low leverage.

We did not sell any common shares under the ATM Program during the first quarter and up to the date of this release, at the same time, we resized our ATM Program from $300 million to $150 million on March 31, 2022. We will continue to seek attractive acquisition opportunities across the shipping space to further pursue Castor’s growth trajectory.”

Earnings Commentary:

First Quarter ended March 31, 2022, and 2021 Results

Vessel revenues, net of charterers’ commissions, for the three months ended March 31, 2022, increased to $54.6 million from $7.0 million in the same period of 2021. This increase was largely driven by the increase in our Available Days (defined below) from 615 in the three months ended March 31, 2021, to 2,606 in the three months ended March 31, 2022, following the acquisition and delivery to our fleet of 18 vessels since March 31, 2021. The increase in vessel revenues during the three months ended March 31, 2022, as compared with the same period of 2021 was further underpinned by the healthy dry bulk shipping market.

The increase in voyage expenses, from a net gain of $0.4 million in the three months ended March 31, 2021, to expenses of $8.2 million in the same period of 2022, is mainly associated with (i) increased port expenses and bunkers consumption expenses as a result of having certain of our tanker vessels operating under voyage charters in the first quarter of 2022 (as opposed to none of our tankers operating under voyage charters during the first quarter of 2021), and (ii) increased brokerage commission expenses, corresponding to the increase in vessel revenues discussed above.

The increase in vessel operating expenses by $12.1 million, from $3.3 million in the three months ended March 31, 2021 to $15.4 million in the same period of 2022, as well as the increase in vessels’ depreciation and amortization costs by $5.0 million, from $1.1 million in the three months ended March 31, 2021 to 6.1 million in the same period of 2022, mainly reflect the increase in our Ownership Days following the expansion of our fleet.

General and administrative expenses in the three months ended March 31, 2022, amounted to $0.9 million, whereas, in the same period of 2021 general and administrative expenses totaled $0.7 million. This increase stemmed from higher corporate fees primarily due to the growth of our company.

Management fees in the three months ended March 31, 2022, amounted to $2.2 million, whereas, in the same period of 2021 management fees totaled $0.8 million. This increase in management fees is due to the substantial increase in our Ownership Days for which our managers charge us with a daily management fee, following the acquisitions discussed above.

During the three months ended March 31, 2022, we incurred net interest costs and finance costs amounting to $1.6 million compared to $0.4 million during the same period in 2021. The increase is mainly due to our higher level of weighted average indebtedness during the three months ended March 31, 2022, as compared with the same period of 2021.

Recent Financial and Business Developments Commentary:

Equity update

In connection with our ongoing at-the-market common stock offering program (“ATM Program”), on March 31, 2022, we entered into an amended and restated equity distribution agreement with the agent under the ATM Program (the “Equity Distribution Agreement”). Under the Equity Distribution Agreement, until June 14, 2022, we may, from time to time, offer and sell our common shares through the ATM Program, having an aggregate offering price of up to $150.0 million. In connection with the ATM Program, from June 15, 2021, through to December 31, 2021, we had raised net proceeds of $12.4 million by issuing and selling 4,654,240 common shares, after sales commissions and other offering expenses paid of $0.5 million, at an average price per share of $2.76.

From January 1, 2022 to date, no sales of common shares have taken place under the ATM Program, and there have been no subsequent warrant exercises under our currently effective warrant schemes. As of May 6, 2022, we had issued and outstanding 94,610,088 common shares.

Cash Flow update

Our consolidated cash position as of March 31, 2022, increased by $40.6 million, to $84.0 million, as compared with our cash position on December 31, 2021. During the three-month period ended March 31, 2022, our cash position improved mainly as a result of: (i) $13.1 million of net operating cash flows generated, and (ii) net cash inflows of approximately $54.3 million following our entry into one secured loan facility in January of 2022. From these amounts, during the three months ended March 31, 2022, we used $22.5 million to fund the acquisition of the M/V Magic Callisto and other capital expenditures of our fleet, whereas, $4.3 million were used for scheduled principal repayments of our debt.

As of March 31, 2022, our total debt, gross of unamortized deferred loan fees, was $154.5 million of which $30.7 million is repayable within one year, as compared to $103.8 million of gross total debt as of December 31, 2021.

Sale of the M/T Wonder Arcturus

On May 2, 2022, we entered into an agreement with a third party for the sale of the M/T Wonder Arcturus at a price of $13.15 million. The conclusion of the sale agreement is subject to the execution of definitive documentation customary for this type of transaction. The vessel is expected to be delivered to its new owner during the second quarter of 2022. The Company expects to record during the second quarter of 2022 a net gain on the sale of the M/T Wonder Arcturus of approximately $3.8 million, excluding any transaction related costs.

New employment agreements

On April 28, 2022, the M/V Magic Vela commenced a time charter contract at a gross daily charter rate equal to 87.5% of the average of Baltic Panamax Index 5TC routes (“BPI5TC”) (1). The charter has a minimum duration of twelve months and a maximum duration of fifteen months at the charterer’s option.

On April 29, 2022, the M/V Magic P commenced a time charter contract at a gross daily charter rate of $25,000. The charter has a minimum duration until September 1, 2022, and a maximum duration until October 15, 2022.

On May 2, 2022, the M/V Magic Moon was fixed on a time charter contract at a gross daily charter rate of $20,500. The charter is expected to commence on or around May 13, 2022, and will have a duration of about 25 days.

(1)          The benchmark vessel used in the calculation of the average of the Baltic Panamax Index (“BPI”) 5TC routes is a non-scrubber fitted 82,500mt dwt vessel (Kamsarmax) with specific age, speed - consumption, and design characteristics.

Fleet Employment Status (as of May 6, 2022)

During the three months ended March 31, 2022, we operated on average 29.0 vessels earning a Daily TCE Rate of $17,809 as compared to an average 7.0 vessels earning a Daily TCE Rate of $12,032 during the same period in 2021. Our current employment profile is presented below.

Dry Bulk Carriers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Magic Orion	Capesize	180,200	2006	Japan	TC (1) period	101% of BCI5TC (2)	Oct-22	Jan-23
Magic Venus	Kamsarmax	83,416	2010	Japan	TC period	100% of BPI5TC	Apr-23	Jul-23
Magic Thunder	Kamsarmax	83,375	2011	Japan	TC period	100% of BPI5TC	Oct-22	Jan-23
Magic Argo	Kamsarmax	82,338	2009	Japan	TC period	103% of BPI5TC	Apr-23	Jul-23
Magic Perseus	Kamsarmax	82,158	2013	Japan	TC period	100% of BPI5TC	Oct-22	Jan-23
Magic Starlight	Kamsarmax	81,048	2015	China	TC period	$32,000 (3)	Sep-22	Mar-23
Magic Twilight	Kamsarmax	80,283	2010	Korea	TC period	$25,000	Jan-23	Apr-23
Magic Nebula	Kamsarmax	80,281	2010	Korea	TC period	$23,500	Sep-22	Nov -22
Magic Nova	Panamax	78,833	2010	Japan	TC period	$25,300 (4)	Oct-22	Feb-23
Magic Mars	Panamax	76,822	2014	Korea	TC period	$21,500 (5)	Νοv-22	Feb-23
Magic Phoenix	Panamax	76,636	2008	Japan	TC period	$28,100 (6)	Sep-22	Dec-22
Magic Horizon	Panamax	76,619	2010	Japan	TC trip	$17,500 (7)	Jun-22	Jun-22
Magic Moon	Panamax	76,602	2005	Japan	TC trip	$25,500	May-22	May-22
Magic P	Panamax	76,453	2004	Japan	TC period	$25,000	Sep-22	Oct-22
Magic Sun	Panamax	75,311	2001	Korea	Unfixed	N/A	N/A	N/A
Magic Vela	Panamax	75,003	2011	China	TC period	87.5% of BPI5TC	Apr-23	Jul-23
Magic Eclipse	Panamax	74,940	2011	Japan	TC period	$28,500	Αpr-22	Jul-22
Magic Pluto	Panamax	74,940	2013	Japan	TC period	$24,000 (8)	Nov-22	Feb-23
Magic Callisto	Panamax	74,930	2012	Japan	TC period	$27,000 (9)	Oct-22	Jan-23
Magic Rainbow	Panamax	73,593	2007	China	TC trip	$16,500	Jun-22	Jun-22
Aframax / LR2 Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Polaris	Aframax / LR2	115,351	2005	Korea	Voyage	$16,900 (10)	29-May-22 (11)	N/A
Wonder Sirius	Aframax / LR2	115,341	2005	Korea	Voyage	$15,000 (10)	22-May-22 (11)	N/A
Wonder Bellatrix	Aframax / LR2	115,341	2006	Korea	Unfixed	N/A	N/A	N/A
Wonder Musica	Aframax / LR2	106,290	2004	Korea	Voyage	$35,000 (10)	7-May-22 (11)	N/A
Wonder Avior	Aframax / LR2	106,162	2004	Korea	Voyage	$16,100 (10)	6-Jun-22 (11)	N/A
Wonder Arcturus	Aframax / LR2	106,149	2002	Korea	Voyage	$11,600 (10)	15-May-22 (11)	N/A
Wonder Vega	Aframax	106,062	2005	Korea	Tanker Pool (12)	N/A	N/A	N/A
Handysize Tankers
Vessel Name	Type	DWT	Year Built	Country of Construction	Type of Employment	Daily Gross Charter Rate	Estimated Redelivery Date
							Earliest	Latest
Wonder Mimosa	Handysize	36,718	2006	Korea	Tanker Pool (13)	N/A	N/A	N/A
Wonder Formosa	Handysize	36,660	2006	Korea	Tanker Pool (13)	N/A	N/A	N/A

(1)	TC stands for time charter.
(2)
The benchmark vessel used in the calculation of the average of the Baltic Capesize Index (“BCI”) 5TC routes (“BCI5TC”) is a non-scrubber fitted 180,000mt dwt vessel (Capesize) with specific age, speed - consumption, and design characteristics.

(3)
The vessels’ daily gross charter rate is equal to 114% of the Baltic Panamax Index 4TC routes (“BPI4TC”). In accordance with the prevailing charter party, on 19/10/2021 owners converted the index-linked rate to fixed from 01/01/2022 until 30/09/2022, at a rate of $32,000 per day. Upon completion of said period, the rate will be converted back to index linked. The benchmark vessel used in the calculation of the average of the BPI4TC routes is a non-scrubber fitted 74,000mt dwt vessel (Panamax) with specific age, speed - consumption, and design characteristics.

(4)
The vessels’ daily gross charter rate is equal to 92% of BPI5TC. In accordance with the prevailing charter party, on 17/02/2022 owners converted the index-linked rate to fixed from 01/03/2022 until 30/09/2022, at a rate of $25,300 per day. Upon completion of said period, the rate will be converted back to index linked.

(5)
The vessels’ daily gross charter rate is equal to 91% of BPI5TC. In accordance with the prevailing charter party, on 20/01/2022 owners converted the index-linked rate to fixed from 01/02/2022 until 30/09/2022, at a rate of $21,500 per day. Upon completion of said period, the rate will be converted back to index linked.

(6)
The vessels’ daily gross charter rate is equal to 102% of BPI4TC. In accordance with the prevailing charter party, on 03/03/2022 owners converted the index-linked rate to fixed from 01/04/2022 until 30/09/2022, at a rate of $28,100 per day. Upon completion of said period, the rate will be converted back to index linked.

(7)	Upon completion of current fixture, the vessel is fixed in direct continuation for a time charter period of minimum 12 months up to maximum 15 months, at a gross charter rate equal to 103% of BPI4TC.
(8)
The vessels’ daily gross charter rate is equal to 91% of BPI5TC. In accordance with the prevailing charter party, on 08/02/2022 owners converted the index-linked rate to fixed from 01/03/2022 until 30/09/2022, at a rate of $24,000 per day. Upon completion of said period, the rate will be converted back to index linked.

(9)
The vessels’ daily gross charter rate is equal to 101% of BPI4TC. In accordance with the prevailing charter party, on 22/02/2022 owners converted the index-linked rate to fixed from 01/03/2022 until 30/09/2022, at a rate of $27,000 per day. Upon completion of said period, the rate will be converted back to index linked.

(10)	For vessels that are employed on the voyage/spot market, the gross daily charter rate is considered as the Daily TCE Rate on the basis of the expected completion date.
(11)	Estimated completion date of the voyage.
(12)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Aframax tanker vessels.
(13)	The vessel is currently participating in an unaffiliated tanker pool specializing in the employment of Handysize tanker vessels.

Financial Results Overview (consolidated):

Set forth below are selected financial data for each of the three months ended March 31, 2022, and 2021, respectively:

	Three Months Ended
(Expressed in U.S. dollars)	March 31, 2022 (unaudited)	March 31, 2021 (unaudited)
Vessel revenues, net	$54,641,313	$6,972,853
Operating income	$21,824,411	$1,491,439
Net income	$19,976,288	$1,127,060
EBITDA (1)	$27,904,951	$2,570,724
Earnings per common share	$0.21	$0.02

(1)         EBITDA is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Consolidated fleet selected financial and operational data:

Set forth below are selected financial and operational data of our fleet for each of the three months ended March 31, 2022, and 2021, respectively, that we believe are useful in analyzing trends in our results of operations:

	Three Months Ended March 31,
(Expressed in U.S. dollars except for operational data)	2022	2021
Ownership Days (1) (7)	2,606	628
Available Days (2)(7)	2,606	615
Operating Days (3) (7)	2,584	603
Daily TCE rate(4)	$17,809	$12,032
Fleet Utilization (5)	99%	98%
Daily vessel operating expenses (6)	$5,896	$5,265

(1)	Ownership Days are the total number of calendar days in a period during which we owned a vessel.
(2)	Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys.
(3)	Operating Days are the Available Days in a period after subtracting off-hire and idle days.
(4)
Daily TCE rate is not a recognized measure under U.S. GAAP. Please refer to Appendix B of this press release for the definition and reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(5)	Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period.
(6)	Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by the Ownership Days for such period.
(7)	Our definitions of days (i.e., Ownership Days, Available Days, Operating Days) may not be comparable to those reported by other companies.

APPENDIX A

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Statements of Comprehensive Income

(In U.S. dollars except for number of share data)	Three Months Ended March 31,
	2022	2021
REVENUES
Vessel revenues, net	$54,641,313	$6,972,853
EXPENSES
Voyage expenses -including commissions to related party	(8,230,771)	426,972
Vessel operating expenses	(15,364,118)	(3,306,257)
General and administrative expenses (including related party fees)	(921,707)	(739,231)
Management fees -related parties	(2,218,500)	(774,350)
Depreciation and amortization	(6,081,806)	(1,088,548)
Operating income	$21,824,411	$1,491,439
Interest and finance costs, net (including related party interest costs) (1)	(1,608,015)	(355,116)
Other expenses, net	(1,266)	(9,263)
US source income taxes	(238,842)	—
Net income	$19,976,288	$1,127,060
Earnings per common share (basic and diluted) (2)	$0.21	$0.02

Weighted average number of common shares outstanding, basic (2):	94,610,088	57,662,495
Weighted average number of common shares outstanding, diluted (2):	94,610,088	63,281,613

CASTOR MARITIME INC.
Unaudited Condensed Consolidated Balance Sheets
(Expressed in U.S. Dollars—except for number of share data)

	March 31, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$73,347,813	$37,173,736
Restricted cash	2,903,805	2,382,732
Due from related party	850,958	—
Other current assets	26,359,849	15,443,620
Total current assets	103,462,425	55,000,088

NON-CURRENT ASSETS:
Vessels, net	411,961,978	393,965,929
Advances for vessel acquisition	—	2,368,165
Restricted cash	7,710,000	3,830,000
Due from related party	—	810,437
Other non-currents assets	5,764,220	6,938,823
Total non-current assets, net	425,436,198	407,913,354
Total assets	528,898,623	462,913,442

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net	29,853,634	16,091,723
Due to related parties	426,941	4,507,569
Other current liabilities	13,261,426	13,430,104
Total current liabilities	43,542,001	34,029,396
NON-CURRENT LIABILITIES:
Long-term debt, net	122,445,964	85,949,676
Total non-current liabilities	122,445,964	85,949,676
Total liabilities	165,987,965	119,979,072

SHAREHOLDERS’ EQUITY
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 94,610,088 shares issued and outstanding as at March 31, 2022 and December 31, 2021 (2)	94,610	94,610
Series B Preferred Shares- 12,000 shares issued and outstanding as at March 31, 2022 and December 31, 2021	12	12
Additional paid-in capital	303,658,153	303,658,153
Retained Earnings	59,157,883	39,181,595
Total shareholders’ equity	362,910,658	342,934,370
Total liabilities and shareholders’ equity	$528,898,623	$462,913,442

CASTOR MARITIME INC.
Unaudited Consolidated Statements of Cash Flows

(Expressed in U.S. Dollars—except for number of share data)	Three Months Ended March 31,
	2022	2021
Cash flows provided by Operating Activities:
Net income	$19,976,288	$1,127,060
Adjustments to reconcile net income to net cash provided by Operating activities:
Depreciation and amortization	6,081,806	1,088,548
Amortization of deferred finance charges	218,277	47,603
Changes in operating assets and liabilities:
Accounts receivable trade, net	(4,567,826)	(264,402)
Inventories	(4,183,723)	(62,006)
Due from/to related parties	(4,121,149)	(1,589,006)
Prepaid expenses and other assets	(1,230,788)	(718,165)
Dry-dock costs paid	(537,430)	(1,045,204)
Other deferred charges	(183,893)	—
Accounts payable	2,364,526	1,156,948
Accrued liabilities	744,984	163,609
Deferred revenue	(1,497,300)	533,572
Net cash provided by Operating Activities	13,063,772	438,557

Cash flows used in Investing Activities:
Vessel acquisitions and other vessel improvements	(22,462,747)	(75,598,034)
Advances for vessel acquisition	—	(8,600,659)
Net cash used in Investing Activities	(22,462,747)	(84,198,693)

Cash flows provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	—	127,453,446
Common stock issuance expenses	(65,797)	(3,313,039)
Proceeds from long-term debt	55,000,000	15,290,000
Repayment of long-term debt	(4,259,500)	(550,000)
Payment of deferred financing costs	(700,578)	(307,800)
Net cash provided by Financing Activities	49,974,125	138,572,607

Net increase in cash, cash equivalents, and restricted cash	40,575,150	54,812,471
Cash, cash equivalents and restricted cash at the beginning of the period	43,386,468	9,426,903
Cash, cash equivalents and restricted cash at the end of the period	$83,961,618	$64,239,374

(1)	Includes interest and finance costs and interest income, if any.

(2)	All numbers of share and earnings per share amounts in these unaudited condensed financial statements have been retroactively adjusted to reflect the reverse stock split effected on May 28, 2021.

APPENDIX B

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”), is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is calculated by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. We may also incur voyage related expenses when our vessels are engaged in voyage charters, in which case the majority of voyage expenses are borne by us. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure) and should not be considered as an alternative to Vessel revenues, net, the most directly comparable U.S. GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, the Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charters, voyage charters or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our method of calculation of the Daily TCE Rates may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our fleet to Vessel revenues, net, for the periods presented (amounts in U.S. dollars, except for Available Days):

	Three Months Ended March 31,
(In U.S. dollars, except for Available Days)	2022	2021
Vessel revenues, net	$54,641,313	$6,972,853
Voyage expenses -including commissions from related party	(8,230,771)	426,972
TCE revenues	$46,410,542	$7,399,825
Available Days	2,606	615
Daily TCE Rate	$17,809	$12,032

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization of deferred dry-docking costs. EBITDA is used as a supplemental financial measure by management and external users of financial statements to assess our operating performance. We believe that EBITDA assists our management by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of EBITDA to Net Income

	Three Months Ended March 31,
(In U.S. dollars)	2022	2021

Net Income	$19,976,288	$1,127,060
Depreciation and amortization	6,081,806	1,088,548
Interest and finance costs, net (including related party interest costs) (1)	1,608,015	355,116
US source income taxes	238,842	—
EBITDA	$27,904,951	$2,570,724

(1)	Includes interest and finance costs and interest income, if any.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these forward-looking statements, including these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward‐looking statements include our business strategy, dry bulk and tanker market conditions and trends, the rapid growth of our fleet, our relationships with our current and future service providers and customers, our ability to borrow under existing or future debt agreements or to refinance our debt on favorable terms and our ability to comply with the covenants contained therein, our continued ability to enter into time or voyage charters with existing and new customers and to re-charter our vessels upon the expiry of the existing charters, changes in our operating and capitalized expenses, our ability to fund future capital expenditures and investments in the acquisition and refurbishment of our vessels, instances of off-hire (including limitations improved by COVID-19 and/or due to vessel upgrades and repairs), future sales of our securities in the public market and our ability to maintain compliance with applicable listing standards, volatility in our share price, potential conflicts of interest involving members of our Board of Directors, senior management and certain of our service providers that are related parties, general domestic and international political conditions or events (including “trade wars”, global public health threats and major outbreaks of disease), changes in seaborne and other transportation, changes in governmental rules and regulations or actions taken by regulatory authorities, and the impact of adverse weather and natural disasters. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Chief Executive Officer & Chief Financial Officer
Castor Maritime Inc.
Email: ir@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com